EXHIBIT 15.2

July 15, 2016

JX Holdings, Inc.

1-1-2 Otemachi,

Chiyoda-ku, Tokyo 100-8163

Japan

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves evaluation of the net proved oil, condensate, and gas reserves, as of March 31, 2015, of certain selected properties that JX Holdings, Inc. (JX) has represented that it owns. This evaluation was completed on July 15, 2016. The properties evaluated consist of working interests located in Australia, Canada, Indonesia, Japan, Malaysia, Myanmar, Papua New Guinea, Qatar, United Arab Emirates, United Kingdom, United States of America, and Vietnam. Certain properties are grouped herein geographically as follows: Southeast Asia includes Indonesia, Malaysia, Myanmar, and Vietnam, Oceania includes Australia and Papua New Guinea, and Other International includes Qatar, United Arab Emirates, and Japan. JX has represented that these properties account for 93.0 percent on a net equivalent barrel basis of JX’s net proved reserves as of March 31, 2015. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by JX.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after March 31, 2015. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by JX after deducting all interests owned by others.

Estimates of oil, condensate, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with JX personnel, from JX files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by JX with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by JX, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Gas reserves reported herein are sales gas quantities expressed at a temperature base of 60 degrees Fahrenheit (°F) and a pressure base of 14.7 pounds per square inch absolute (psia). Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Oil and condensate quantities are expressed in terms of 42 United States gallons per barrel. Oil and condensate reserves are to be recovered by conventional field operations except for the condensate recovered in the PNG LNG project, which is from the gas processed in the LNG plant and the Canadian oil volumes which are synthetic crude (syncrude) upgraded from mined bitumen. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves — Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves — Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves — Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil and Condensate Prices

JX has represented that the oil and condensate prices were based on reference prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. JX supplied differentials by field to the reference prices and the prices were held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $81.34 per barrel for oil and condensate.

Gas Prices

JX has represented that the gas prices were based on reference prices, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials to the reference prices furnished by JX and held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $8.33 per thousand cubic feet.

Taxes

Local taxes, host country income taxes, and for certain properties, the Japanese tax liability were applied where appropriate.

Operating Expenses, Capital Costs, and Abandonment Costs

Operating expenses, capital costs, and abandonment costs, based on information provided by JX, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the March 31, 2015, estimated proved oil, condensate, and gas reserves.

Our estimates of JX’s net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of March 31, 2015
	Oil and Condensate (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)
United States
Proved Developed	3,121	21,818	6,757
Proved Undeveloped	3,421	1,937	3,744

Total United States	6,542	23,755	10,501

Canada
Proved Developed	0	0	0
Proved Undeveloped	107,647	0	107,647

Total Canada	107,647	0	107,647

United Kingdom
Proved Developed	9,362	13,237	11,568
Proved Undeveloped	6,108	239,667	46,053

Total United Kingdom	15,470	252,904	57,621

Southeast Asia
Proved Developed	10,518	807,265	145,062
Proved Undeveloped	341	12,372	2,403

Total Southeast Asia	10,859	819,637	147,465

Oceania
Proved Developed	10,394	152,598	35,827
Proved Undeveloped	1,155	35,304	7,039

Total Oceania	11,549	187,902	42,866

Other International
Proved Developed	5,181	0	5,181
Proved Undeveloped	0	0	0

Total Other International	5,181	0	5,181

Total Proved Developed	38,576	994,918	204,395
Total Proved Undeveloped	118,672	289,280	166,886

Total Proved	157,248	1,284,198	371,281

Notes:

1.	Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.
2.	Oil estimated in Canada is syncrude.
3.	Estimates of net proved reserves include 4,539 Mbbl of oil and condensate, 395,573 MMcf of sales gas, and 70,468 Mboe of oil equivalent that are attributable to minority or noncontrolling interests.

In our opinion, the information relating to estimated proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in JX. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of JX. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E.
[SEAL]	Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to JX dated July 15, 2016, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and that I have in excess of 34 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E.
[SEAL]	Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton